SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

     Name:  JPMorgan Institutional Trust

     Address of Principal Business Office (No. & Street, City, State, Zip Code):

522 Fifth Avenue, New York, New York 10036

     Telephone Number (including area code):

(212) 837-2524

     Name and address of agent for service of process:

Scott E. Richter, Esq.

JPMorgan Chase & Co.

1111 Polaris Parkway, Mail Code OH1-0152

Columbus, Ohio 43240

     Copy to:

John E. Baumgardner, Jr., Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

     Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES _X_ NO __

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Columbus and State of Ohio on the 15th day of September, 2004.

JPMorgan Institutional Trust

/s/ Scott E. Richter

 By:  Scott E. Richter
Title: Vice President and
            Assistant Secretary

Attest:

/s/ Michael L. Tucker
Michael L. Tucker
Vice President and Assistant Secretary